EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-136943) of Neurologix, Inc. of our report dated March 24, 2006 on our audits of the consolidated statements of operations, changes in stockholders’ equity (deficiency) and cash flows of Neurologix, Inc. and subsidiaries for the year ended December 31, 2005 and for the period from February 12, 1999 (date of inception) through December 31, 2005 as related to the amounts for the period from February 12, 1999 (inception) to December 31, 2006, which report appears in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006.
/s/ J.H. Cohn LLP
Roseland, New Jersey
March 30, 2007